Exhibit 21.1

Subsidiaries of Salt Blockchain Inc. (a Delaware corporation)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Harmonic Technologies, LLC	Delaware
Salt Digital Lending LLC (formerly known as Salt Master Fund I, LLC)	Delaware
Salt Lending LLC (formerly known as Salt Master Fund II, LLC)	Delaware
Salt Platform, LLC	Delaware
Salt Technology, Ltd.	Mauritius
Marvel Dealings, LLC	Delaware
Mayacama Ltd.	Alberta, Canada